MANAGEMENT'S DISCUSSION & ANALYSIS - FISCAL 2017

This Management’s Discussion and Analysis (MD&A) was prepared by management as at February 28, 2018, and was reviewed and approved by the Board of Directors on February 28, 2018. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. and notes thereto for the year ended December 31, 2017. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the year ended December 31, 2017 and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 are contained in the Company’s most recently filed Annual Information Form which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha Mine in Eritrea, and its strong balance sheet with approximately $125 million in cash and cash equivalents and no debt. The Company also holds a number of additional exploration licenses and permits in Serbia, Macedonia and in the Bisha mining district.

A 100% ownership interest in the Timok Project Upper Zone was acquired as part of the acquisition of Reservoir Minerals Inc. (“Reservoir”) on June 23, 2016 (the “Acquisition Date”). The Company’s primary focus is to bring the Timok Project Upper Zone into production in an expedient, safe and well-designed, optimized manner.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corporation (“Freeport”). The Company is currently the operator of the Timok Project and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and is funding the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work pursuant to the terms of its joint venture arrangement based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54%. The Company will then own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro-rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the Acquisition Date through December 31, 2017, the Company has incurred $18,532 of agreed Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. The Company is now in the primary phase of the mineral deposit at the Bisha Mine and will continue to produce both zinc and copper in concentrate through to the end of the mine life, which is projected to the end of 2021.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned indirect subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20-year mining licence for the Bisha Mine, and on July 6, 2012, a 10-year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in the Bisha mining district which is in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

Voluntary change in accounting policy

The Company has reviewed its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management has voluntarily elected to change the accounting policy effective December 31, 2017 in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy has been made in accordance with IFRS 6,Exploration for and Evaluation of Mineral Resources, and IAS 8,Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis. Please refer to note 27 of the Company’s 2017 annual consolidated financial statements for full disclosure of the quantified effect of this change in accounting policy. The Company has provided on page 5 certain of these disclosures to illustrate the effect of the change in accounting policy on certain key financial measurements.

As part of the Company’s review, the accounting policies of certain of the Company’s peers were considered. Generally, the Company found that there are three approaches to an exploration and evaluation expenditure policy – to capitalize all expenditures; to recognize all expenditures in the statement of profit or loss; or, to recognize expenditures in the statement of profit or loss until a point at which management has a level of confidence in the viability of the underlying mineral resource and/or reserve. The Company’s change in accounting policy moves it from the first group to the final group, which is generally comprised of larger mining companies, which is consistent with Nevsun’s growth following the Timok acquisition.

Under the new accounting policy, the Company capitalizes all direct costs related to the acquisition of mineral property interests in the period in which they are incurred. Once the legal right to explore an area has been secured, exploration and evaluation costs are expensed as incurred, until the point at which the mineral property has identified proven and probable reserves and the Company has also determined that it is probable that additional exploration and evaluation expenditures on that property will provide future economic benefits. When these criteria are met, subsequent exploration and evaluation costs are capitalized as incurred.

Tangible assets used in the exploration and evaluation phase are capitalized. Examples of expenditures that meet the definition of exploration and evaluation expenditures include drilling, assaying, sampling, technical studies and related administration expenses.

Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized.

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in accounting policy will be indicated as such with “Restated.” As a result of the change, as at December 31, 2017, decreases in net equity were $52,294 related to the Timok Upper and Lower Zone Projects, $24,511 related to the Bisha Mine, and $2,469 related to the Company’s other projects in Serbia and Macedonia, for a total decrease in net equity of $79,274.

2017 annual highlights
  Updated Timok Project Upper Zone Preliminary Economic Assessment (“PEA”) results released in Q4 2017 demonstrate outstanding project economics with a $1.5 billion NPV and a 50% IRR at discount rate of 8% and a $3.00 per pound copper price
  Improved mining and metallurgical processed at Bisha in 2017
  Produced 210.4(1) million pounds of zinc in zinc concentrate, at the top end of revised guidance of 190-210 million pounds
  Produced 17.5(1) million pounds of copper in copper concentrate, below revised guidance of 20-30 million pounds
  Realized zinc C1 cash costs(3) of $0.97 per payable pound sold on a co-product basis and $0.88 per payable pound sold on a by-product basis
  Realized copper C1 cash costs(3) of $1.72 per payable pound sold on a co-product basis

Q4 2017 highlights

In Q4 2017, the Bisha Mine undertook activities that will contribute to stronger operating performance in future quarters. Specifically, the mine re-established a more efficient pit configuration to rectify mine sequencing deviations made in earlier quarters as a short-term measure to gain greater access to primary ore. The focus on waste movement in Q4 2017 led to a higher strip ratio and a reduced supply of primary ore feed, necessitating additional processing trials of boundary ore (now reclassified as “zinc-only”) stockpiles which were treated successfully for zinc recoveries. Processing of these stockpiles resulted in higher reagent costs due to increased lime usage to control pH levels. These events contributed to abnormally low copper recoveries and higher C1 cash costs for the fourth quarter and full year 2017. The Company expects sustained primary ore feed from the mine in 2018, reduced stripping requirements, and better copper and zinc recoveries in the plant will lead to higher metal production and a significant drop in C1 cash costs for both copper and zinc.

Based on the sustained successful recovery of zinc from zinc-only stockpiles in Q3 and Q4 2017, the Company has reversed the previous impairment taken on the high- and medium- grade portions of the zinc-only stockpiles. This resulted in an impairment reversal of $13,087 recorded as at December 31, 2017 related to stockpiled ore, as well as a reversal of $6,507 related to the zinc-only ore that was successfully processed during Q3 and Q4 2017, for a total reversal related to zinc-only ore of $19,594 recorded during 2017.

At Timok, the Company continues to invest in growth initiatives to advance and unlock value on the Timok Upper Zone Project. In Q4 2017, the Company released a PEA that confirmed that the Timok Upper Zone is a world-class copper-gold deposit with outstanding economics. Other key milestones achieved in 2017 included the completion of three phases of metallurgical test work, all planned infill drilling (30,000 metres) and the first phase of condemnation drilling, and the continued advancement of key technical mining and environmental studies, and permitting and land acquisition activities. The Company has acquired 40% of the required private land for construction of the project and 100% of the land required for development of the exploration decline as at December 31, 2017.

	2017	2016 (Restated)(2)	Q4 2017	Q4 2016 (Restated)(2)
Revenues (millions)	$289.4	$230.7	$80.6	$36.2
Impairment (charges) reversals (millions)	(49.0)	-	18.0	-
Earnings (loss) from mine operations (millions)(2)	(25.8)	82.7	15.0	(4.7)
Exploration expenses (millions)	(50.8)	(18.6)	(10.2)	(10.4)
Net income (loss) (millions)(2)	(99.6)	16.2	2.2	(17.9)
Net income (loss) attributable to Nevsun shareholders (millions)(2)	(84.7)	(2.7)	(3.8)	(16.5)
Basic earnings (loss) per share attributable to Nevsun shareholders(2)	(0.28)	(0.01)	(0.01)	(0.08)
Dividends declared, per share	$0.04	$0.16	$0.01	$0.04

Cash (millions)	$124.6	$199.3	$124.6	$199.3
Working capital (millions)	162.3	201.1	162.3	201.1
Total assets (millions)(2)	1,086.4	1,238.8	1,086.4	1,238.8
Total non-current liabilities (millions)(2)	66.7	82.8	66.7	82.8

Zinc price realized, per payable pound sold	$1.36	$1.17	$1.54	$1.17
C1 cash cost per payable zinc pound sold, co-product basis(3)	0.97	1.06	1.23	1.06
C1 cash cost per payable zinc pound sold, by-product basis(3)(4)	0.88	1.06	1.13	1.06

Copper price realized, per payable pound sold	$2.88	$2.13	$3.26	$-
C1 cash cost per payable copper pound sold, co-product basis(3)	1.72	1.04	2.01	-
(1)	Production numbers for 2017 have been revised from the preliminary figures disclosed by news release on January 10, 2018. Zinc production was revised upwards from 207.8 million pounds while copper production was revised downwards from 18.0 million pounds due to reclassifications of ending concentrate inventory balances as at December 31, 2017.
(2)	Figures disclose for 2016 have been restated as a result of a voluntary change in the Company’s accounting policy applied retrospectively for exploration and evaluation expenditures. Please refer to note 27 of the Company’s 2017 Annual Consolidated Financial Statements for full disclosure and quantification of the revised accounting policy.
(3)	C1 cash cost per pound is a non-GAAP measure that will be used throughout this MD&A – see page 30 of this MD&A for discussion of non-GAAP measures and page 11 of this MD&A, Cash Costs, for explanation of per-unit costs.
(4)	From 2018 onwards, C1 cash costs will be disclosed showing cash costs per payable pound of zinc with copper on both a by-product and co-product basis. Please refer to page 30 of this MD&A for additional discussion.

Effects of voluntary change in accounting policy

The effects of the change in accounting policy on various financial metrics are as follows:

	2017			2016
	As under previous policy	Adjustment	Restated	As under previous policy	Adjustment	Restated
Earnings (loss) from Mining Operations	$(26,231)	$458	$(25,773)	$80,482	$2,201	$82,683
Net income (loss) and comprehensive income (loss)	(52,435)	(47,166)	(99,601)	31,090	(14,884)	16,206
Net income (loss) and comprehensive income (loss) attributable to Nevsun shareholders	(39,615)	(45,110)	(84,725)	11,353	(14,026)	(2,673)
Earnings (loss) per share attributable to Nevsun shareholders	$(0.13)	$(0.15)	$(0.28)	$0.04	$(0.05)	$(0.01)
Net cash provided by (used in) operating activities	$30,450	$(50,773)	$(20,323)	$44,508	$(18,628)	$25,880
Net cash used in investing activities	(83,532)	50,773	(32,759)	(247,393)	18,628	(228,765)

	Q4 2017			Q4 2016
	As under previous policy	Adjustment	Restated	As under previous policy	Adjustment	Restated
Earnings (loss) from Mining Operations	$14,915	$75	$14,990	$(4,901)	$186	$(4,715)
Net income (loss) and comprehensive income (loss)	11,795	(9,678)	2,117	(8,457)	(9,479)	(17,936)
Net income (loss) and comprehensive income (loss) attributable to Nevsun shareholders	5,644	(9,368)	(3,724)	(7,423)	(9,075)	(16,498)
Earnings (loss) per share attributable to Nevsun shareholders	$0.02	$(0.03)	$(0.01)	$(0.05)	$(0.03)	$(0.08)
Net cash provided by (used in) operating activities	$3,186	$(10,228)	$(7,042)	$(21,470)	$(10,438)	$(31,908)
Net cash provided by (used in) investing activities	(27,066)	10,228	(16,838)	7,860	10,438	18,298

Exploration expenses by location under the Company’s new accounting policy are as follows:

	2017	2016	Q4 2017	Q4 2016
BMSC	$8,747	$5,891	$1,326	$1,849
Timok Upper Zone	24,973	8,709	5,999	4,911
Timok Lower Zone	15,577	3,035	2,365	3,035
Other	1,476	993	538	643
Total	$50,773	$18,628	$10,228	$10,438

Updated 2018 Outlook
  Achieve top quartile safety performance at all operations
  Advance Timok Project Upper Zone with an investment of $50 to $60 million
    Complete the pre-feasibility study (“PFS”)
    Declare an initial reserve, advance the feasibility study
    Commence construction of the exploration decline
  Declare an initial resource on the Timok Project Lower Zone
  Invest $15 million in exploration including 12.5 km of follow-up drilling on highly prospective exploration targets near the Timok Project Upper Zone
  Produce 210 to 240 million pounds of zinc at:
    C1 cash cost of $0.70 to $0.90 per payable pound sold with copper on a co-product basis; and
    C1 cash cost of $0.60 to $0.80 per payable pound sold with copper on a by-product basis
  Produce 20 to 30 million pounds of copper at:
    C1 cash cost of $1.55 to $1.75 per payable pound sold on a co-product basis

Timok Copper-Gold Project

The Company plans to invest a further $50 to $60 million at the Timok Project Upper Zone during 2018. This expenditure underscores the Company’s conviction that the Timok Project is exceptional. The PFS results on the Timok Project Upper Zone will be released by the end of Q1 2018 followed by an initial reserve estimate. The Company will then proceed with preparation of a definitive feasibility study with an anticipated target completion date within H1 2019. The new objective of delivering an initial resource on the Timok Lower Zone was added to our original outlook.

The Serbian government has issued the permit for construction of the exploration decline. An estimated $15 million of capital expenditure on the exploration decline is included in the 2018 budget for the Timok Project Upper Zone, with construction scheduled to start in Q2 2018. The increased capital expenditure on the Upper Zone in 2018 is offset by the reduced capital spend on the Lower Zone as $16.5 million of the agreed $20 million Lower Zone commitment was incurred in 2017. Approximately $1 million of Lower Zone spending is planned in 2018.

Bisha Zinc-Copper Mine

For 2018, the Bisha Mine expects to produce 210 to 240 million pounds of zinc in zinc concentrate and 20 to 30 million pounds of copper in copper concentrate from the processing of 2.3 million tonnes of primary ore.

The 2018 production guidance is based on the planned movement of 21.2 million tonnes of ore and waste from the Bisha main open-pit at a stripping ratio of 7.8:1. The budgeted material movement of 21.2 million tonnes represents an increase of 15% from 2017.  To achieve this increase, the mine will take advantage of recently purchased additional heavy mining equipment, shortened haul distances from planned waste dumping in the now-exhausted northern portion of the pit, and continued use of contractors to enhance maintenance capacity and improve fleet reliability.

In 2018, the principal source of mill feed will be primary ore sourced from the Bisha main open-pit in contrast to the second half of 2017 when zinc-only stockpiles were campaigned intermittently through the plant as supplemental mill feed, negatively impacting copper production and recoveries reported for this period. Where required, the Bisha Mine can draw on existing higher-grade zinc-only stockpiles totaling over 600,000 tonnes in order to maintain zinc production levels should periods of insufficient primary ore be encountered.

Bisha expects to achieve improved zinc and copper recoveries from primary ore in 2018. An ongoing program of metallurgical improvements is yielding increased processing recovery rates at Bisha. Recent work has focused on reagent optimization and further work is planned on water quality and tighter pH control within the flotation circuits.

The Company estimates a C1 cash cost of $0.70 to $0.90 per payable pound of zinc sold and $1.55 to $1.75 per payable pound of copper sold on a co-product basis for 2018.

Treating copper sales as a by-product to zinc sales, the Company estimates a reduction in C1 cash cost to $0.60 to $0.80 per payable pound of zinc sold using an assumed average 2018 copper price of $2.80 per pound.

The Company plans to release its year-end annual update of the mineral resources and mineral reserves for the Bisha Mine at the end of Q1 2018.

Capital investment at Bisha is estimated at $15 million for 2018 including $3 million for continuation of studies investigating underground potential and $12 million for sustaining capital.

Exploration Plans

The Company will be investing $5 million in exploration around the Timok Project Upper Zone and to complete the balance of agreed Lower Zone work during 2018. This budget includes drilling approximately 12,500 metres of Upper Zone exploration drilling.  Drilling will target new high grade, high sulphidation mineralization near the Timok Upper Zone, building on the promising exploration results announced in January 2018.

For the Timok Project Lower Zone porphyry exploration, the $20 million agreed work program with Freeport will be completed in 2018 with the final $1 million of this program 100% funded by Nevsun. Freeport, the joint venture partner on the Lower Zone, continues to work with the Company to design and execute the next phase of the Lower Zone work program which would be funded pro-rata by the partners.

The Company will drill approximately 16,000 metres at its 100% owned exploration projects in Serbia and Macedonia at a cost of $4 million. The exploration costs at Tilva in Serbia are predominantly funded by Rio Tinto as part of their earn-in agreement.

A budget of $7 million for 15,000 metres of exploration drilling is planned at Bisha. Work is testing new shallow near-mine copper, gold and silver targets, and the work programs will include diamond drilling, ongoing surface and borehole geophysics, geochemistry, geological mapping and target generation.

Operating review

Key operating information – Bisha Mine:

	2017(1)	2016	Q4 2017	Q4 2016
Mining
Ore mined, tonnes(2)	2,050,000	3,643,000	362,000	670,000
Waste mined, tonnes	15,960,000	9,367,000	4,981,000	2,445,000
Strip ratio, using tonnes	7.8	2.6	13.8	3.6
Processing – Primary Ore
Ore milled, tonnes	2,233,000	1,223,000	520,000	579,000
Zinc feed grade, %	6.2	5.7	6.9	5.7
Copper feed grade, %	1.0	0.9	1.2	0.8
Recovery, % of zinc(3)	69.0	58.8	72.6	63.6
Recovery, % of copper(4)(5)	36.0	-	27.4	-
Zinc concentrate grade, %(6)	43.0	40.0	45.6	38.8
Copper concentrate grade, %(5)	17.8	-	18.7	-
Zinc in concentrate produced, millions of pounds	210.4	90.2	57.7	46.5
Zinc in concentrate produced, tonnes	95,400	40,900	26,100	21,100
Copper in concentrate produced, millions of pounds(5)	17.5	-	3.6	-
Copper in concentrate produced, tonnes(5)	7,900	-	1,600	-
Payable zinc in concentrate sold, millions of pounds(7)	175.2	56.4	44.6	35.2
Payable zinc in concentrate sold, tonnes(7)	79,400	25,600	20,200	16,000
Payable copper in concentrate sold, millions of pounds	14.4	-	3.6	-
Payable copper in concentrate sold, tonnes	6,500	-	1,600	-
Processing – Supergene Ore
Ore milled tonnes	-	1,055,000	-	-
Copper feed grade, %	-	2.8	-	-
Recovery, % of copper	-	85.2	-	-
Copper concentrate grade, %	-	22.2	-	-
Copper in concentrate produced, millions of pounds	-	55.8	-	-
Copper in concentrate produced, tonnes	-	25,300	-	-
Payable copper in concentrate sold, millions of pounds	-	58.6	-	-
Payable copper in concentrate sold, tonnes	-	26,500	-	-
(1)	Production numbers for 2017 have been revised from the preliminary figures disclosed by news release on January 10, 2018. Zinc production was revised upwards from 207.8 million pounds while copper production was revised downwards from 18.0 million pounds due to reclassifications of ending concentrate inventory balances as at December 31, 2017.
(2)	Ore tonnes mined for the year ended December 31, 2017 included 1,980,000 tonnes of primary ore (2016 – 2,741,000) and 70,000 tonnes of supergene ore (2016 – 902,000).
(3)	This represents the overall combined zinc recovery from the zinc flotation circuit and when bulk concentrate containing predominantly zinc is produced in the copper circuit.
(4)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(5)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during 2016.
(6)	This represents combined concentrate grade for both zinc and bulk concentrates.
(7)	Sales of zinc in concentrate produced during Q3 2016 consisted entirely of pre-commercial production. Receipts from the sales of pre-commercial production were credited against mineral property, plant and equipment, net of costs of sale.

Results of operations for the year ended December 31, 2017

Earnings (loss) from mine operations and cash flow

The Company recorded a loss from mine operations of $25.8 million during 2017. Excluding the impairment loss of $49.0 million (net of reversals recorded during Q3 2017 and Q4 2017 totaling $20.7 million), the Company generated earnings from mine operations of $23.2 million, a 72% decrease from earnings from mine operations of $82.7 million generated in 2016. The 2017 earnings reflected a full-year of zinc production from the primary phase of the mine. Operating expenses during the primary phase are generally expected to be higher than during the earlier supergene phase due to higher reagent and fuel consumption from operating the additional zinc circuit. Reagent costs were also higher due to the processing of zinc-only stockpiles in H2 2017 which results in more lime usage to control pH levels. Additionally during 2017, targeted waste movements resulted in an increased strip ratio, which led to higher mining costs on an ore tonne basis. Mining costs were also impacted by the additional use of contractors to assist with repair and maintenance activities to support mobile equipment availability, which has resulted in higher usage rates and availability. Earnings from mine operations was also negatively affected by higher depreciation and depletion charges during the year from increased unit depreciation and amortization rates as a result of the reduction in mineral reserves and mine life announced for the Bisha Mine in Q3 2017. The $49.0 million impairment loss recorded during the year was the result of a Q2 2017 review of stockpiled ore inventory, and obsolete capital equipment and related parts inventory.

Earnings from mine operations of $82.7 million in 2016 was impacted by several factors. During the first half of 2016, the mine was in its final stages of the supergene copper phase, and generated $36.4 million of earnings from mine operations during this time. Additionally during 2016, the Company sold substantial quantities of direct shipped ore (“DSO”) containing approximately 90,000 gold equivalent ounces which generated $53.4 million of earnings from mine operations. Production and sales of zinc concentrates commenced in Q3 2016; however, until Q4 2016, the zinc plant was in pre-commercial production and all directly attributable costs of testing less sales were capitalized to the cost of the new zinc plant. Non-capitalized commercial sales of zinc concentrates in Q4 2016 produced a loss from mine operations of $5.3 million. Earnings from mine operations in 2016 was also negatively impacted by provisions recorded against inventories totalling $4.0 million.

The Company generated cash from operating activities before changes in non-cash operating capital and income taxes paid of $18.4 million during 2017, a 78% decrease from the $84.8 million generated in 2016. The decrease from 2016 reflects higher mining costs per ore tonne processed as a result of an increased strip ratio and higher repair and maintenance charges, higher unit processing costs due to more reagent usage, and an increase in exploration expense from $18.6 million in 2016 to $50.8 million in 2017, principally as a result of more exploration and evaluation activities conducted on the Timok Upper Zone. Operating cash flow in 2016 was also positively impacted by the monetization of 90,000 gold equivalent ounces through sales of DSO, while sales of DSO in 2017 had only a small impact on cash flow for the year due to a significant decline in DSO tonnages and grades sold.

Production and sales

The Company produced 210.4 million pounds of zinc in zinc concentrate and 17.5 million pounds of copper in copper concentrate during 2017 through the processing of 2.2 million tonnes of primary ore, averaging feed grades of 6.2% for zinc and 1.0% for copper. Zinc recovery averaged 69.0% for the year, while copper recovery averaged 36.0%.

During H2 2017, mining benches, walls and faces in the Bisha main pit were reworked to better prepare for a planned increase in mining rates and a more efficient mining schedule for 2018 onwards. During early 2017, processing difficulties related to boundary ore resulted in the mine departing from the budget mine schedule in an attempt to mine fresh primary ore to improve metallurgical performance. This short-term deviation resulted in a pit shape that compromised the longer-term mine plan, particularly the ore release timing. Corrective work completed during late 2017 and early 2018 has rectified this issue and brought the mining plan back on schedule. While this corrective work was being carried out, the shortage of primary ore necessitated trials (and, subsequently, campaigns) of a portion of the previously stockpiled boundary ore material which had been identified as being difficult to produce a saleable copper concentrate. This material was reclassified as “zinc-only” as both the copper and zinc recovery circuits were used to recover only zinc to zinc concentrate with no corresponding production of saleable copper concentrate. By using both circuits, the plant achieved a higher than expected zinc recovery. Zinc-only campaigns continued in Q3 and Q4 2017 with more consistent metallurgical results; however, the reactive nature of the zinc-only material required higher lime consumption and associated cost.

Zinc-only material remains available to be processed in the event of short-term shortfalls in primary ore. The current mine plan calls for a portion of the remaining stockpiled zinc-only material to be processed at the end of the mine life.

The utilization of zinc-only ore for a portion of the mill feed in H2 2017 resulted in a weighted average zinc recovery rate of 73% and zinc production of 115.4 million pounds in the H2 2017 but led to lower copper production and recoveries for the same period as the zinc-only ore processed was not amenable to copper flotation.

A team of employees and external consultants at the Bisha Mine continue to make meaningful progress on the various work programs aimed at increasing both zinc recoveries and copper recoveries on a consistent basis through a better understanding of the ore mineralogy, optimization of reagent schemes and operating parameters in the concentrator, improvements in process water quality, and minor plant upgrades to enhance flowsheet capacity and reliability. The 2018 plan is to process exclusively primary ore from the mine which should result in increased recoveries, particularly in respect of copper, which should lead to improved metal sales.

During 2017, the Company sold 175.2 million pounds of payable zinc in zinc concentrate and 14.4 million pounds of payable copper in copper concentrate, compared to 56.4 million pounds of zinc and 58.6 million pounds of copper, respectively, in 2016. Concentrate grades averaged 43.0% for zinc (2016 – 40.0%) and 17.8% for copper (2016 – nil during primary phase, 22.2% during supergene phase).

Cash costs

During the primary phase, C1 cash costs have been calculated on a co-product cost basis for zinc and copper, which allocates joint costs based on expected revenue from actual production.  The Company will now also present C1 cash costs on a by-product basis for zinc, treating copper sales as a by-product credit to reported zinc sales. The additional disclosure of zinc C1 cash costs with copper as a by-product reflects the increasing share of total revenues made up by zinc sales relative to copper. In 2017, zinc concentrate sales represented 77% of gross revenue before treatment and refining charges.

C1 cash costs per payable pound of zinc sold on a co-product basis for 2017 totalled $0.97 (2016 – $1.06), comprised of operating expenses and selling costs of $0.94 (2016 – $1.18) and treatment charges of $0.08 (2016 – $0.12), offset by by-product credits of $0.05 (2016 – $0.06).

C1 cash costs per payable pound of copper sold on a co-product basis for 2017 totalled $1.72 (2016 – $1.04), comprised of operating expenses and selling costs of $2.03 (2016 – $1.07) and treatment and refining charges of $0.49 (2016 – $0.31), offset by by-product credits of $0.80 (2016 – $0.34). C1 cash costs per payable pound of copper sold for 2017 result from copper concentrate produced from primary ore, whereas the comparable costs for 2016 result from the processing of supergene ore, and are therefore not an overly meaningful comparison.

On a by-product basis, C1 cash costs per payable pound of zinc sold for 2017 totalled $0.88, comprised of operating expenses and selling costs of $0.94 and treatment charges of $0.08, offset by by-product credits of $0.14. By-product credits are comprised of gold and silver credits ($0.05), as well as the net margin realized on copper sales ($0.09). There are no 2016 comparable by-product costs for zinc sales as there were no primary ore-derived copper sales in 2016.

Stockpiled materials

At December 31, 2017, there were four distinct types of stockpiled material – 2,140,000 tonnes of primary ore, which is predominantly “boundary” or “zinc-only” ore material that is more difficult to treat, 80,000 tonnes of supergene ore, 106,000 tonnes of oxide ore, and 395,000 tonnes of pyrite sand material.

In Q2 2017, all of the non-current stockpiles, comprised of boundary ore, oxide ore, and pyrite sand material, were excluded from the Company’s mineral reserves and accordingly were written down for accounting purposes at that time. During H2 2017, however, the Company undertook further test work on the boundary or zinc-only ore stored in stockpiles by conducting processing campaigns of this material through the plant, utilizing new minerology identification, operating parameters and reagents customized for this ore characteristic. These plant trials did not attain any satisfactory recovery of copper into copper concentrate but did achieve high recoveries of zinc into zinc concentrate when both flotation circuits were dedicated to zinc recovery only.

Based on the successful recovery of zinc from these production trials, the Company is now confident that the improved metallurgical performance can be consistently replicated for at least a portion of the remaining zinc-only ore in stockpiles. The zinc-only stockpiles are not homogenous with known variations in grades and mineralogy, and have been segregated into different stockpiles based on these characteristics. The Company assessed the recoverability of the previously written-down amounts at December 31, 2017 using the metallurgical recovery rates and zinc concentrate qualities attained from the trials in computing the net realizable values for the various zinc-only stockpiles. In total, approximately 230,000 tonnes of the zinc-only ore was successfully processed in H2 2017 with zinc recovery reaching close to 80% and average zinc concentrate grades approaching 45%. No quantities of copper concentrate were produced during these trials; however, the high and medium grade zinc-only ore stockpiles are demonstrably economic assuming similar processing parameters achieved in 2017, and using current estimates for zinc prices and operating costs including off-site charges. Based on current assumptions for zinc metal prices, commercial terms and operating costs, the Company has made an impairment reversal as at December 31, 2017 of $13,087 for the original costs (prior to impairment) associated with the approximate 600,000 tonnes of zinc-only ore containing economic grades. The 600,000 tonnes of material on which the reversal of impairment was recorded have been classified as long-term inventory as no quantities of this stockpile are expected to be processed in 2018. Additionally during 2017, the Company also reversed $6,507 of the previously recognized impairment related to material that was successfully processed in 2017.

The remaining quantities of lower grade zinc-only ore, oxide ore and pyrite sand ore that were written down in Q2-2017 remain fully impaired for accounting purposes as of December 31, 2017.

The Company undertook a specialized mill campaign in September 2017 to process its supergene stockpiles as the Company continues to periodically mine small pockets of supergene ore in the main Bisha ore body during the primary phase. Laboratory test works conducted on ore samples indicated a favourable metallurgical response and the production of copper concentrates at good recoveries. However, the Bisha Mine was unable to replicate the positive lab results in the plant, and after a short run of supergene ore during September where no production of saleable copper concentrates was achieved, the campaign was halted in order to preserve the remaining stockpiled material. The Company will study the campaign outcomes, and will conduct more metallurgical tests and sampling with the aim of finding an economic solution to treating the remaining supergene stockpiles in a future period. During the brief supergene campaign, approximately 20,000 tonnes of material were processed.

The composition of stockpiled materials (tonnes) as at December 31, 2017, is as follows:

	Total	Current	Long-term	Written-down(1)
Primary ore	2,140,000	40,000	600,000	1,500,000
Supergene ore	80,000	-	80,000	-
Oxide ore	106,000	-	-	106,000
Pyrite sand ore	395,000	-	-	395,000
(1)	The carrying values of these stockpiled materials remain fully impaired for accounting as at December 31, 2017.

Timok Project Expenditures

The Company completed the PEA in Q3 2017 and advanced work on the PFS in Q4-2017.

Three major phases of metallurgical test work were completed in 2017. A two-concentrate flowsheet was developed to produce low- and high-arsenic products. Variability testing was conducted in Canada and Serbia, covering samples ranging from 1% to 10% copper. A brief series of tests were completed on samples blended to reflect the anticipated mill feed grades as mining progresses through the ore body. Ore-hardness tests were conducted to determine power requirements for crushing and grinding ore and to enable preliminary selection of SAG and ball mill sizes. Thickening and filtration tests provided data for preliminary sizing of the concentrate handling systems and several concentrates were sent for detailed analysis of chemical and physical properties to support initial marketing investigations. Towards the end of 2017, a new round of testing was initiated to confirm the results of the earlier copper flotation test work and to further optimize the flowsheet.

Approximately 5,000 metres of drilling were completed in 2017 in Phase 1 of the condemnation drilling campaign. The results indicate that there is no evidence of significant mineralized rock in the Decline Portal area, the Mill Site and the Underground Infrastructure. Phase 2 drilling will be completed in 2018.

The Company has spent $26.0 million in 2017 (cumulative $34.7 million from June 2016) on Upper Zone activities, and expects that the PFS will be completed within the $40 million budget. Key milestones achieved in 2017 include the completion of all planned infill drilling (30,000 metres), continuation of condemnation drilling, and the continued advancement of key technical mining, metallurgical and environmental studies, and permitting and land acquisition activities. The Company has acquired 40% of the required private land for construction of the project and 100% of the land required for development of the exploration decline as at December 31, 2017.

The Company has spent $15.6 million in 2017 (cumulative $18.6 million from June 2016) on the Lower Zone drilling program. Since the start of the program, the Company has drilled 48,523 metres, and 30 holes have been completed or are in progress as at December 31, 2017.

Exploration

Bisha

During 2017, the exploration effort at Bisha transitioned from a focus on expanding the Harena deposit, to a regional evaluation of targets that would have the potential for open-pit mining. This evaluation was dominated by field work that included geological mapping, soil sampling and ground geophysical surveys and was less drill intensive relative to previous years, as many areas did not have any geological or geochemical data coverage. The assessment is being guided by a large regional Versatile Time Domain Electromagnetic (“VTEM”) helicopter survey that was completed in Q1 2017.

For 2017, a total of 34,481 metres of diamond drilling was completed property-wide in 79 holes. Forty-two holes (13,991 metres) were drilled on the Mogoraib River (“Mogoraib”) exploration license, 14 holes (5,010 metres) were completed on the Tabakin exploration license, 13 holes were drilled at Harena (11,052 metres) and 10 holes (4,428 metres) were completed at Bisha. In addition, 3,098 metres of reverse-circulation (“RC”) drilling (27 holes) were completed with 24 holes (2,742 metres) being drilled at Bisha and 3 holes (356 metres) being completed within the Mogoraib license.

During Q4 2017, the Company completed 2,768 metres of exploration diamond drilling (7 holes), ground and borehole geophysical surveying and other geological work. The main areas of focus were the continuation of the drilling of targets defined by the VTEM survey completed in Q1 2017 on the Mogoraib license.

At Mogoraib, a total of 2,768 metres of diamond drilling in 7 holes was completed in Q4 2017, focused on the Railway geochemical anomaly trend and in the northwestern portion of the licence where numerous new VTEM targets were identified. Encouraging alteration and mineralization continue to be encountered at Railway. A focus during Q4 2017 was the ground evaluation of large portions of the Mogoraib license with prospecting, geological mapping, ground Transient Electromagnetic Surveying (“TEM”) and soil sampling being completed.

Timok Project

In 2017, exploration drilling on the Timok Project consisted of the continuation of the drilling of the Lower Zone deposit as part of the agreed Lower Zone work commitment under the joint venture with Freeport (41,519 metres in 29 holes). It also included additional regional exploration drilling on the Brestovac Metovnica property to search for a new deposit with similar properties to the Upper Zone deposit (7,819 metres in 11 holes). In addition, a total of 219 metres of exploration drilling in 2 holes was completed on other Rakita properties.

Lower Zone drilling in Q4 2017 consisted of 8,751 metres in 9 holes. This program continues to demonstrate the copper grade, continuity and thickness of mineralization in the Lower Zone expanding the footprint of the deposit to the northwest by approximately 350 metres by 750 metres. Over 14 new mineralized intersections of greater than 1.0% copper were reported in Q4 with highlight hole TC170168 returning 1.08% copper and 0.27 grams per tonne (“g/t”) gold over 747 metres.

Regional drilling consisted of 2,510 metres in 4 holes in Q4 2017. The focus was on searching for new high grade Upper Zone style mineralization. Significant intersections of high sulphidation epithermal mineralization were made approximately 500 metres to the east of the Upper Zone in a 250 by 250 metre area, including hole TC170189 which returned 2.93% copper and 2.54 g/t gold over 27.0 metres at a relatively shallow depth of 396 metres.

Tilva, BEM and Macedonia

Exploration activities continued on a number of other wholly-owned mineral licenses and permits in Serbia and Macedonia. The Tilva Joint Venture with Rio Tinto focused efforts on large porphyry copper targets on the Tilva Njara, Kraljevica and Nikolecevo exploration licenses in Serbia. A total of 6 holes (3,919 metres) were completed in 2017.  BEM, also in Serbia, focused their efforts on the Bobija and Parlozi mineral licenses. A total of 2,300 metres of drilling in 4 holes was completed at Parlozi and 682 metres of drilling in 4 holes was completed at Bobija. At Parlozi, drilling confirmed the carbonate replacement geological model for the property. Drilling and soil sampling at Bobija has demonstrated continuity and extension of the host stratigraphy to the deposit over a large portion of the property. In Macedonia, drilling in 2017 was undertaken on the Konjsko property where 7 holes were completed for 1,364 metres of drilling. Six new license applications are in pending following proprietary area selection from the two large regional exploration licenses that expired during the year.

Reserves and resources

The Company announced on August 9, 2017 an updated mineral reserve estimate for Bisha with an effective date of December 31, 2016, along with an updated Bisha technical report.  The Company is working on a December 31, 2017 update to the mineral resources and mineral reserves statement for Bisha and expects to release this update around the end of Q1 2018.

For the Timok Upper Zone, the Company anticipates publishing a PFS in Q1 2018 and declaring an initial reserve estimate at that time.

Corporate Social Responsibility

On May 4, 2017 the Company issued its 2016 annual CSR report. The Company continues with its transparent approach to operations and contributions to the communities in which it operates, including the reporting of funds paid to the State of Eritrea in the form of taxes and royalties. The Company plans to issue its 2017 annual CSR report during Q2 2018.

Dividends

As announced in early December 2017, the Company’s Board of Directors (“Board”) undertook a review of its dividend policy and following the completion of this review, the Board has decided to suspend dividend payments after its January 17, 2018 dividend payment in order to re-deploy the capital to the high-grade Timok Project in Serbia.

The Company declared in 2017 four quarterly dividends of $0.01 per share for total declarations of $12,082. In 2016, the Company declared four quarterly dividends of $0.04 per share for total declarations of $40,060.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. During 2017, for the four dividends declared, approximately 9% of shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $11,021 in cash (including $2,762 in January 2018), and $1,070 in common shares (452,077 shares; including $270 and 109,190 shares in January 2018).

Of the two dividends declared in 2016 after implementation of the DRIP, approximately 13% of shareholders elected to participate. Accordingly, the Company paid dividends of $21,038 in cash (including $10,562 in January 2017) and $3,127 in common shares (1,029,413 shares; including $1,537 and 465,369 shares in January 2017). During the six months ended June 30, 2016, prior to implementation of the DRIP, the Company declared and paid in cash dividends totaling $15,988.

Results of operations for the fourth quarter 2017

For comparative purposes, results from operations for Q4 2016 were atypical as the Bisha Mine zinc phase was in the commissioning stage during all of Q3 2016. Production costs during commissioning and all sales of concentrates produced during commissioning were capitalized. Accordingly, Q4 2016 was not considered normal as product sales in Q4 2016 included inventories produced during the commissioning stage.

Earnings (loss) from mine operations

The Company generated earnings from mine operations of $15.0 million during Q4 2017 as compared to a loss from mine operations of $4.7 million during Q4 2016. Excluding the reversal of impairment charges of $18.0 million, the Company incurred a loss from mine operations of $3.0 million during Q4 2017. Loss from mine operations in Q4 2017 was negatively impacted by higher mine operating costs, including both elevated mining and processing costs, as well as an increase to depreciation as a result of a higher cost-per-tonne life of mine depreciation charges, resulting from the shorter mine life announced in Q2 2017. While depreciation is expected to remain higher in future periods, mine operating costs are expected to decrease in subsequent quarters as the high strip ratio and more costly processing of zinc-only ore seen in Q4 2017 are anticipated to return more normal levels. The loss from mine operations in Q4 2017 was also impacted by a $4.4 million write-down of concentrate stockpiles to net realizable value.

Earnings from mine operations of $4.7 million in Q4 2016 includes $3.7 million generated from the sales of DSO, and is offset by a $1.9 million provision for slow-moving materials and supplies inventory and a $2.1 million provision against ore stockpiles whose book value exceeded net realizable value.

Production and sales

In Q4 2017, the Bisha Mine produced 57.7 million pounds of zinc (Q4 2016 – 46.5 million pounds) by processing 520,000 tonnes of ore averaging 6.9% zinc grade. The mine averaged zinc concentrate grades of 45.6% and overall zinc recovery of 72.6%. Bisha sold 44.6 million pounds of payable zinc in zinc concentrate. The Bisha Mine also produced 3.6 million pounds of copper (Q4 2016 – nil), averaging a copper concentrate grade of 18.7% and copper recovery in the copper circuit of 27.4%. The low copper recovery during the period reflects the processing of zinc-only ore where no production of copper is achieved, negatively impacting the reported copper recovery in the quarter.

Cash costs

On a co-product basis, cash costs per payable zinc pound sold in Q4 2017 were $1.23 (Q4 2016 – $1.06). These costs reflect higher gross and per-tonne mining costs on account of higher maintenance costs and an increased stripping ratio, respectively, as well as increased processing costs for higher reagent and fuel use during Q4 2017. In addition, the treatment of zinc-only ore in the quarter resulted in no copper production, reducing the production base over which cash costs are allocated and driving unit cash costs higher.

On a by-product basis, cash costs per payable zinc pound sold in Q4 2017 were $1.13, reflecting a $0.10 credit from copper concentrate sales in the period. No such comparable figure exists for Q4 2016 as there were no copper concentrate sales in that period.

Cash costs per payable copper pound sold in Q4 2017 were $2.01 (Q4 2016 – $nil). These costs were impacted by the same factors as the zinc costs denoted above. No comparable cost for copper in Q4 2016 exists as there were no sales of copper concentrate in that period.

Selected annual financial information

The following annual financial information for the years ended December 31, 2017, 2016, and 2015, were prepared in accordance with International Financial Reporting Standards (IFRS).

Fiscal years ended:

In US $000s (except per share data)	December 31, 2017	December 31, 2016 (Restated)	December 31, 2015 (Restated)
Revenues	$289,397	$230,705	$356,872
Impairment charges	(49,022)	-	-
Earnings (loss) from mine operations	(25,773)	82,683	95,471
Exploration expenses	(50,773)	(18,628)	(8,108)
Net income (loss) for the year	(99,601)	16,206	42,556

Net income (loss) attributable to Nevsun shareholders	$(84,725)	$(2,673)	$20,804
Earnings (loss) per share attributable to Nevsun shareholders – basic	$(0.28)	$(0.01)	$0.10
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.28)	(0.01)	0.10
Dividends declared, per share	0.04	0.16	0.16

Cash	$124,598	$199,256	$434,340
Working capital	$162,319	$201,113	$462,142
Total assets	$1,086,352	$1,238,826	$949,984
Total non-current liabilities	$66,665	$82,776	$83,591

The following variances result when comparing operations for the year ended December 31, 2017, with the prior year (in US$000s, except per pound and per ounce data).

Revenues

The Company’s revenues for the year ended December 31, 2017, of $289,397 (2016 – $230,705) are comprised of zinc concentrate sales of $238,493 (2016 – $26,567), zinc concentrate by-product sales of $8,169 (2016 – $1,358), copper concentrate sales of $41,402 (2016 – $125,046), copper concentrate by-product sales of $11,514 (2016 – $19,934), and other revenue of $10,655 (2016 – $78,415), net of zinc concentrate treatment charges of $13,773 (2016 – $2,678) and copper concentrate treatment and refining charges of $7,063 (2016 – $17,937).

Revenues for the year ended December 31, 2017, included sales of 175.2 million payable pounds of zinc (2016 – 22.6) at an average realized price of $1.36 per pound (2016 – $1.17) and 14.4 million payable pounds of copper (2016 – 58.6 million pounds) at an average realized price of $2.88 per pound (2016 - $2.13). Zinc concentrate revenue for the year ended December 31, 2017 includes $3,194 (2016 – $106) of positive provisional and final pricing and physical quantity adjustments, while copper concentrate revenue for the year ended December 31, 2017, includes positive adjustments of $676 (2016 – net of charges of $601). Other revenue consists of sales of 34,000 tonnes of high-grade precious metal, net of pricing and quantity adjustments recognized on those sales.

Operating expenses

The Company recorded operating expenses for the year ended December 31, 2017, of $188,423 (2016 – $103,442). Operating expenses in 2017 are reflective of a full year of commercial production from the processing of ore from the primary phase. During the primary phase, the Company expects that reagent and fuel usage will be higher than in the copper phase, and as such operating expenses are higher in 2017 on a gross basis as compared to 2016. During 2017, no operating expenses were capitalized to the cost of the zinc plant as they were during 2016. Included in operating expenses for 2017 is a write-down of $1,745 related to materials and supplies inventory that is deemed to be obsolete and a net-realizable value write-down of $4,366 related to concentrate inventories. Operating expenses in 2017 also include a one-time credit of $9,780 related to the recovery of withholding taxes paid in prior years with respect to a certain contractor (recorded to accounts receivable, less $3,000 repaid in cash, net of income taxes).

During 2016, the Company incurred $72,245 in operating expenses related to the supergene copper phase, which ceased in June 2016, and $31,017 in operating expense related to zinc production under the primary phase subsequent to the declaration of commercial production on October 1, 2017. The Company also capitalized $41,205 in operating expenses directly attributable to the production of pre-commercial zinc concentrate. Included in operating expenses during 2016 was a charge of $1,919 related to an obsolescence provision taken on materials and supplies inventory for slow-moving and obsolete items and a charge of $2,103 related to a provision taken against ore stockpiles whose book value exceeded net realizable value.

Impairment charges

In Q2 2017, the Company recorded an original write down of $69,735 (2016 – $nil) in connection with a reduction in mineral reserves and a shortened mine life announced for the Bisha Mine. The original write down is comprised of long-term stockpiles ($58,817) for material which is no longer in the life-of-mine plan, and equipment and related materials and supplies inventory for which there is no longer any useful life ($10,918).

Subsequent to Q2 2017, the Company has reversed impairment charges totaling $21,026. The reversal is comprised of $6,507 associated with boundary ore that was successfully treated in the plant during Q3 and Q4 2017, $13,087 associated with boundary ore that is still in stockpiles but has been deemed economic (see pages 10 and 11 for more detail), and $1,432 of which relates to revisions of estimates related to plant and equipment that were originally evaluated to be non-operational and therefore obsolete.

Royalties

The Company incurs a 3.5% royalty on the sale of base metals and a 5.0% precious metals royalty on the sale of gold and silver. For the year ended December 31, 2017, royalty expense of $18,399 (2016 – $11,454) was recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

The Company is currently accruing for royalties on metals within zinc concentrate on a contained, rather than payable, basis. The Company has held discussions with the Eritrean Ministry of Energy & Mines (“MEM”) in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5.0% for precious metals. The Company continues to remit royalties for zinc concentrates on a contained basis for zinc but on a payable basis for the gold and silver by-products pending a final resolution.

Depreciation and depletion (Restated)

During the year ended December 31, 2017, depreciation and depletion of $59,326 (2016 – $33,126) was recorded. The increase in depreciation is partially the result of $12,845 of depreciation having been capitalized during 2016 as part of the pre-commercial production phase of the zinc expansion plant.

Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during 2017 was higher as a result of a shorter mine life announced in Q2 2017, which increased the per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The Company expects that depreciation and amortization will be higher than in past years for the remainder of the mine life. As a result of these changes, during the year ended December 31, 2017, before changes in inventory, the Company recorded estimated incremental depreciation and amortization of $17,549.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir during this time using the equity method. The total loss incurred by Reservoir during this equity-accounted period approximated $9,845, of which Nevsun’s interest was $1,862. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were due to costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun. No comparable item was recorded in 2017.

Exploration (Restated)

As disclosed in note 27 of the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and related administrative expenditures.

During 2017, the Company incurred exploration expense of $50,773 (2016 – $18,628) comprised of $8,747 incurred at the Bisha Mine (2016 – $5,891), $24,973 incurred on the Timok Project Upper Zone (2016 – $8,709), $15,577 incurred on the Timok Project Lower Zone (2016 – $3,035) and $1,476 incurred on the Company’s other properties in Serbia and Macedonia (2016 – $993).

Administrative

Administrative costs for the year ended December 31, 2017, comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses were $19,302, up slightly from $19,213 in the year ended December 31, 2016.  Salaries and employment benefits, including share-based payments and long-term incentive compensation, decreased from $13,815 for the year ended December 31, 2016 to $13,309 for the year ended December 31, 2017. The decrease is predominantly the result of a decrease in long-term incentives, the valuation of which is based the Company’s share price. Other administrative expenses decreased slightly from $4,877 during the year ended December 31, 2016 to  $4,514 during the year ended December 31, 2017. Business development costs increased from $521 for the year ended December 31, 2016 to $1,479 for the year ended December 31, 2017. Business development expenses in 2017 are higher than in 2016 because during 2016 expenses temporarily dropped after the completion of the Reservoir transaction.

Finance costs

Finance costs for the year ended December 31, 2017 total $1,944 and are comprised entirely of accretion expense related to the Company's reclamation liability. Finance costs of $1,944 for the year ended December 31, 2016 were also comprised entirely of accretion expense.

Finance income

Finance income for the year ended December 31, 2017, totals $1,364 (2016 – $3,515) and is comprised of interest earned on cash and cash equivalent balances of $1,262 (2016 – $1,559), and other interest amounts of $102 (2016 – $186). Finance income in 2016 also included interest earned on a loan to Reservoir during the equity-accounted investment period of $872 and interest accrued on amounts receivable from the non-controlling interest of $898. No such amounts were recorded in 2017.

Income taxes (Restated)

Income tax expense for the year ended December 31, 2017, of $3,173 (2016 - $28,345) relates entirely to the Bisha Mine and is comprised of both current and deferred tax expense.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The financial results from Q1 2016 and Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2017.

All figures in this table from prior periods have been restated to reflect the Company’s voluntary change in accounting policy with respect to exploration and evaluation expenditures. Please refer to note 27 in the Company’s 2017 annual consolidated financial statements for more information.

In US $000s (except per share data)	2017 4th	2017 3rd	2017 2nd	2017 1st
		(Restated)	(Restated)	(Restated)
Revenues	$80,623	$71,036	$66,091	$71,647
Earnings (loss) from mine operations	14,990	12,285	(64,896)	11,848
Net income (loss) for the period	2,117	(8,389)	(84,198)	(9,131)

Net loss attributable to Nevsun shareholders	(3,724)	(11,564)	(57,863)	(11,574)
Loss per share attributable to Nevsun shareholders – basic	(0.01)	(0.04)	(0.19)	(0.04)
Loss per share attributable to Nevsun shareholders – diluted	(0.01)	(0.04)	(0.19)	(0.04)

In US $000s (except per share data)	2016 4th	2016 3rd	2016 2nd	2016 1st
	(Restated)	(Restated)	(Restated)	(Restated)
Revenues	$36,187	$22,920	$79,165	$92,433
Earnings (loss) from mine operations	(4,715)	17,728	35,561	34,109
Net income (loss) for the period	(17,936)	1,271	16,801	16,070

Net income (loss) attributable to Nevsun shareholders	(16,498)	(2,874)	8,907	7,792
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.08)	(0.01)	0.04	0.04
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.08)	(0.01)	0.04	0.04

The following variances result when comparing operations for the three months ended December 31, 2017, with the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q4 2017 revenues of $80,623 (2016 – $36,187) are comprised of zinc concentrate sales of $68,707 (2016 – $26,567), zinc concentrate by-product sales of $529 (2016 – $1,358), copper concentrate sales of $11,727 (Q4 2016 – positive price adjustments only of $221), copper concentrate by-product sales of $3,203 (2016 – negative price adjustments only of $92), and other revenue, comprised of DSO sales, of $1,940 (2016 – $10,842), offset by zinc concentrate treatment and refining charges of $3,328 (2016 – $2,678) and copper concentrate treatment and refining charges of $2,155 (2016 – adjustments of $31).

Revenues included sales of 44.6 million payable pounds of zinc (Q4 2016 – 22.6 million) at an average realized price per payable pound of $1.54 and 3.6 million payable pounds of copper (Q4 2016 – no copper sales) at an average realized price per payable pound of $3.26 (Q4 2016 – no copper sales). Zinc concentrate revenue for Q4 2016 includes $3,268 (Q4 2016 – $106) of provisional and final pricing and physical quantity adjustments, while copper concentrate revenue includes $217 (Q4 2016 – $221) of provisional and final pricing and physical quantity adjustments. Other revenue consists of sales of 7,000 tonnes of high-grade precious metal DSO, net of pricing and quantity adjustments recognized on those sales.

Operating expenses

The Company recorded operating expenses of $61,109 in Q4 2017 (Q4 2016 – $31,017). The increase from Q4 2016 is largely the result of a higher strip ratio and greater reagent and fuel costs in Q4 2017, as well as an increase in heavy mobile equipment (“HME”) expense for more maintenance conducted on its existing mining fleet during the quarter. Included in operating expenses for Q4 2017 is a net-realizable value write-down of $4,366 related to concentrate inventories.

Included in operating expenses for Q4 2016 was a charge of $1,919 related to an obsolescence provision taken on materials and supplies inventory for slow-moving and obsolete items, and a charge of $2,130 related to an obsolescence provision taken against ore stockpiles whose book value exceeded net realizable value.

Impairment charges

The Company has reversed impairment charges totaling $18,021 during Q4 2017 (Q4 2016 – $nil). The reversal is comprised of $3,502 associated with boundary ore that was successfully treated in the plant during Q4 2017, $13,087 associated with boundary ore that is still in stockpiles but has been deemed economic (see pages 8 and 9 for more detail), and $1,432 of which relates to revisions of estimates related to plant and equipment that was originally evaluated to be non-operational and therefore obsolete.

Royalties

The Company incurs a 3.5% royalty on the sale of base metals and a 5.0% precious metals royalty on the sale of gold and silver. In Q4 2017, royalty expense of $5,075 (Q4 2016 – $1,940) was recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

The Company is currently accruing for royalties on metals within zinc concentrate on a contained, rather than payable, basis. The Company has held discussions with the MEM in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5.0% for precious metals. The Company continues to remit royalties for zinc concentrates on a contained basis for zinc but on a payable basis for the gold and silver by-products pending a final resolution.

Depreciation and depletion (Restated)

In Q4 2017 depreciation and depletion of $17,238 (Q4 2016 – $8,131) was recorded. Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during Q4 2017 was higher than Q4 2016 as a result of a shorter mine life announced in Q2 2017, which increased the per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The Company expects that depreciation and amortization will be higher than in past quarters for the remainder of the mine life. As a result of these changes, during Q4 2017, before changes in inventory, the Company recorded estimated incremental depreciation and amortization of $8,299.

Exploration (Restated)

As disclosed in note 27 of the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and related administrative expenditures.

During Q4 2017, the Company incurred exploration expense of $10,228 (2016 – $10,438) comprised of $1,326 incurred at the Bisha Mine (2016 – $1,849), $5,999 incurred on the Timok Upper Zone (2016 – $4,911), $2,365 incurred on the Timok Lower Zone (2016 – $3,035) and $538 incurred on the Company’s other properties in Serbia and Macedonia (2016 – $643).

Administrative

Administrative costs in Q4 2017 were $3,082, down from $5,900 in Q4 2016. Salaries and employee benefits including share-based payments and long-term incentive compensation decreased from $4,388 in Q4 2016 to $2,311 in Q4 2017, predominantly as a result of a decrease in long-term incentive cost, the valuation of which is based the Company’s share price. The decrease in long-term incentive in 2017 is driven by a drop in the share price of the Company. Business development expenses were $577 for Q4 2017 as compared to $215 in Q4 2016, reflecting a general increase in activity.

Finance costs

Finance costs in Q4 2017 of $486 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $486 recorded during Q4 2016 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q4 2017, totals $14 (Q4 2016 – $465) and consists of $278 (Q4 2016 – $209) earned on cash and cash equivalent balances, and a negative offsetting amount of $264 due to a reclassification to operating expense. In Q4 2016, $257 of finance income was recorded from other sources.

Income taxes (Restated)

Income tax recovery for Q4 2017 of $944 (Q4 2016 – of $2,365) relates to the Bisha Mine and is comprised of both current and deferred tax amounts.

Reconciliation of realized metal prices

	Zinc		Copper
In U.S. $000s (except pounds of payable metals and per payable pound data)	2017	2016	2017	2016
Total concentrate sales	$238,493	$26,567	$41,402	$125,046
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(3,194)	(106)	(676)	(601)
Concentrate sales, before pricing adjustments	$235,299	$26,461	$40,726	$124,445
Pounds of payable metal sold (millions)(1)	175.2	22.6	14.4	58.6
Realized price per payable pound sold, before pricing adjustments	$1.34	$1.17	$2.83	$2.12
Provisional and final pricing and quantity adjustments per payable pound sold	$0.02	$0.00	$0.05	$0.01
Realized price per payable pound sold	$1.36	$1.17	$2.88	$2.13
LME average price per pound(2)(3)	$1.31	$1.14	$2.80	$2.15

	Zinc		Copper
In U.S. $000s (except pounds of payable copper and per payable pound data)	Q4 2017	Q4 2016	Q4 2017	Q4 2016
Total concentrate sales	$68,707	$26,567	$11,727	$-
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	(3,268)	(106)	(217)	-
Concentrate sales, before pricing adjustments	$65,439	$26,461	$11,510	$-
Pounds of payable metal sold (millions)(1)	44.6	22.6	3.6	-
Realized price per payable pound sold, before pricing adjustments	$1.47	$1.17	$3.20	$-
Provisional and final pricing and quantity adjustments per payable pound sold	$0.07	$0.00	$0.06	$-
Realized price per payable pound sold	$1.54	$1.17	$3.26	$-
LME average price per pound	$1.47	$1.14	$3.09	$-
(1)	Of the 56.4 million pounds (25,600 tonnes) of payable zinc in concentrate sold in 2016, 22.6 million pounds (10,200 tonnes) consisted of commercial-stage zinc production, all of which took place in Q4 2016. The above tables exclude pre-commercial production material sold.
(2)	The LME average price per copper pound for 2016 is presented only on a nine-month basis through September 30, 2016 as the Company sold copper in copper concentrate for the first three quarters of 2016 only.
(3)	The LME average price per zinc pound for 2016 is presented only on a three-month basis through December 31, 2016 as the Company sold zinc in zinc concentrate during Q4 2016 only.

Liquidity and capital resources (Restated)

The Company’s cash and cash equivalents at December 31, 2017, were $124,598 (December 31, 2016 – $199,256). Working capital, including cash and cash equivalents, was approximately $162,319.

During the year ended December 31, 2017, cash generated from operating activities before changes in non-cash operating capital and income taxes paid was $18,352, compared to $84,836 in the prior year. The Company paid $18,794 in income taxes for the year ended December 31, 2017 (2016 - $26,626).

The Company used $32,759 in investing activities in the year ended December 31, 2017 (2016 – $228,765), comprised of $30,184 on sustaining capital (2016 – $6,886) and $2,575 on mineral properties (2016 – $1,321). These expenditures were net of changes in non-cash working capital of $1,646 (2016 – $8,813).

In 2016, the Company also used $205,064 to fund the acquisition of Reservoir, net of cash acquired on the completion of the transaction, and $13,240 on the zinc expansion project, consisting of $42,540 of pre-commercial production zinc phase costs offset by $34,313 in pre-commercial production sales receipts.

The Company used $21,576 in its financing activities in 2017, compared to $32,199 in the prior year. During the year ended December 31, 2017, the Company paid dividends to Nevsun shareholders of $18,821 (2016 - $34,407), and distributed $8,000 to the non-controlling interest (2016 – $16,000). The Company also received $5,000 (2016 – $17,500) in repayments of amounts due from the non-controlling interest.

Commitments and contractual obligations

As of December 31, 2017, the Company had the following contractual obligations:

In U.S. $000s	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$68,328	$68,328	$-	$-	$-
Mine closure and reclamation	45,915	435	2,219	21,168	22,093
Minimum operating lease payments	58,315	8,606	16,213	16,348	17,694
Total contractual obligations	$172,558	$76,823	$18,432	$37,516	$39,787

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $40,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and reclamation following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by Management with input from a third-party specialist. The undiscounted amount of the estimated obligation for reclamation and closure of the operations, adjusted for estimated inflation of 2.5%, is approximately $45,915. While the Company has recorded the mine closure and reclamation obligation using a pre-tax discount rate of 6.1%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment. Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in the Company’s 2017 annual consolidated financial statements.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project, in June 2016.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000, based on the closing price of the Company’s shares (CAD$4.70) on the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

The claim was heard in the British Columbia Supreme Court on January 25 and 26, 2018. The decision of the Court on the claim was reserved and is pending. No provision has been recorded in the Company’s 2017 annual consolidated financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of February 28, 2017, the Company had 302,321,670 shares and 9,364,433 options issued and outstanding.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Market risk

Price risk

The Company is, or will be, subject to price risk from fluctuations in market prices of zinc, copper, gold and silver. With respect to metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of zinc, copper, gold and silver during this period impact the Company’s revenues and working capital position. The Company’s policy is not to hedge base metal concentrate sales. Accordingly, as at December 31, 2017, and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Sales of zinc and copper concentrates are recognized on a provisional pricing basis when risks and rewards transfer and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated 45 million litres of diesel fuel used annually, a $0.10 change in the price per litre of fuel would have a $4.5 million impact on pre-tax earnings.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. The Company’s functional currency is the United States dollar, and while metals sales are in U.S. dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian and Australian dollars, Euro, South African rand, and Serbian and Macedonian dinars. Additionally, the Company also holds cash and cash equivalents that are denominated in currencies that are subject to currency risk. Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes and value-added taxes.

The Eritrean nakfa is directly tied to the US dollar. At December 31, 2017, net financial assets (liabilities) denominated in Canadian dollars are $(5,401), South African rand are $(454), Australian dollars are $(92), Euros are $(435), Serbian dinars are $(5,142) and Macedonian dinars are $108. A 10% strengthening of the U.S. dollar against these currencies at December 31, 2017, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $601, an estimated gain on South African rand denominated net financial liabilities of $45, an estimated gain on the Australian dollar denominated net financial liabilities of $9, an estimated gain on the Euro denominated net financial liabilities of $44, an estimated gain on the Serbian dinar denominated net financial liabilities of $238 and an estimated loss on the Macedonian dinar denominated net financial assets of $11. As a result, management does not consider currency risk to be significant.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, advances to vendors and loan receivable. In order to manage credit risk, the Company maintains its cash and cash equivalent deposits in chequing and demand deposit accounts with well-regarded financial institutions with high credit ratings. The quality of these institutions provides management with a high level of confidence that its counterparties will not fail to meet their obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa.

As at December 31, 2017, the Company’s credit risk related to the recovery of trade accounts receivable, consisting of receivables of $16,556 related to concentrate and DSO sales due from three customers.

Zinc and copper concentrate sales are subject to credit risk on trade receivables resulting from the sale of metals in concentrate. The Company tries to limit credit risk exposure on sales of concentrate by selling its product to large, international purchasers with high credit ratings, or requiring certain purchasers to issue letters of credit with high credit quality financial institutions to support such purchases. Additionally, the Company maintains separate and sufficient insurance to cover any material losses during transportation of its products.

The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2017, totaled $1,592, to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. This approach includes a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure.

In the opinion of management, the working capital at December 31, 2017, of $162,319, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value due to the nature of such amounts.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Use of judgements and estimates in applying critical accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from the sale of metals produced during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production from supergene ore on December 1, 2013, and zinc production from primary ore on October 1, 2016.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required. Management has determined that there were no additional indicators of impairment as at December 31, 2017 other than those discussed in note 6 to the 2017 annual consolidated financial statements.

Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements.  Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserve and resource estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

An updated Mineral Resource and Mineral Reserve estimate effective December 31, 2017 for the Bisha Property, and a PFS on the Timok Upper Zone are targeted for completion by the end of Q1 2018.  These estimates and studies may or may not contain material scientific and technical information that differs from that contained in the current technical reports on the Bisha property and the Timok Project, respectively. As a result, readers are cautioned that the Company’s current estimates of its ore reserves and mineral resources may change.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable metal and ore reserve tonnes. Changes to estimates of recoverable metal, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts, can result in a change to future depletion rates and impairment analysis.

Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Fair value of embedded derivative

The value of trade receivables from the sale of concentrate and direct shipping ore is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the concentrate or ore.  Fluctuations in the underlying market prices of copper, zinc, gold and silver, metal content, and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

Net realizable value

Inventories, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value. If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated over the planned processing timeframe for such ore. Evaluating net realizable value requires estimates to be made with respect to various inputs, including price assumptions, costs to complete, realization and selling costs, and timing of production.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of December 31, 2017, the Company’s disclosure controls and procedures were effective.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in theInternal Control – Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

IFRS 9 –Financial Instruments

On January 1, 2018, the Company will adopt IFRS 9 – Financial Instruments, replacing IAS 39 – Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 will be addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value. The Company has conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that the implementation of the new standard will not have a material impact on the measurement of the Company’s reported financial instruments, however there may be changes to terminology used and information disclosed. The Company continues to evaluate its disclosure obligations under IFRS 9.

IFRS 15 –Revenue from Contracts with Customers

On January 1, 2018, the Company will adopt IFRS 15 – Revenue from Contracts with Customers, replacing IAS 18 – Revenue. The new standard will enact a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria. The Company has conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting. The Company has concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results. The Company continues to evaluate its disclosure obligations under IFRS 15.

IFRS 16 –Leases

On January 1, 2019, the Company will adopt IFRS 16 – Leases, replacing IAS 17 – Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is still evaluating the financial impact the new standard will have on its financial results.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President, Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision-making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities. Gold and silver are considered to be by-products as they generally represent less than 20% of revenues from concentrate.

Additionally, copper metal may also be considered a by-product in relation to zinc sales given that revenue from sales of copper concentrate may range from 20% to 30% of total revenue. Therefore, the Company has presented its C1 cash cost per payable pound sold of zinc on both a co-product basis (with gold and silver as by-products), and on a by-product basis (with gold, silver and copper as by-products). The presentation of both methods is intended to provide another illustrative representation of the net cost of zinc production at the Bisha Mine. Copper by-product credits are expected to vary period to period as sales quantities of copper concentrate may differ between quarters based on production quantities and the timing of shipments, and from metal prices movements.

The cash cost per payable pound sold will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound sold is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc (co-product)				Copper (co-product)
	2017		2016		2017		2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound	Total	per pound	Total	per pound
Pounds of payable metal sold (millions)		175.2		22.6		14.4		58.6
Operating expenses and selling costs	$164,641	$0.94	$26,598	$1.18	$29,208	$2.03	$62,679	$1.07
Add:
Concentrate treatment and refining charges	13,773	0.08	2,678	0.12	7,063	0.49	17,937	0.31
Less:
Concentrate by-product credits	(8,169)	(0.05)	(1,358)	(0.06)	(11,514)	(0.80)	(19,934)	(0.34)
Provisions recorded not related to commercial zinc phase	-		(4,049)	(0.18)	-	-	-	-
Total C1 cash cost	$170,245	$0.97	$23,869	$1.06	$24,757	$1.72	$60,682	$1.04

	Zinc (co-product)				Copper (co-product)
	Q4 2017		Q4 2016		Q4 2017		Q4 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		44.6		22.6				-
Operating expenses and selling costs	$52,174	$1.17	$26,598	$1.18	$8,282	$2.29	$-	$-
Add:
Concentrate treatment and refining charges	3,328	0.07	2,678	0.12	2,155	0.60	-	-
Less:
Concentrate by-product credits	(529)	(0.01	(1,358)	(0.06)	(3,203)	(0.88)	-	-
Provisions recorded not related to commercial zinc phase	-	-	(4,049)	(0.18)	-	-	-	-
Total C1 cash cost	$54,973	$1.23	$23,869	$1.06	$7,234	$2.01	$-	$-

	Zinc (copper as by-product)				Zinc (copper as by-product)
	2017		2016		Q4 2017		Q4 2016
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound	Total	Perpound	Total	Perpound
Pounds of payable metal sold (millions)		175.2		22.6		44.6		22.6
Operating expenses and selling costs	$164,641	$0.94	$26,598	$1.18	$52,174	$1.17	$26,598	$1.18
Add:
Concentrate treatment and refining charges	13,773	0.08	2,678	0.12	3,328	0.07	2,678	0.12
Less:
Concentrate by-product credits	(8,169)	(0.05)	(1,358)	(0.06)	(529)	(0.01)	(1,358)	(0.06)
Net margin on sales of copper concentrate	(16,645)	(0.09)	-	-	(4,493)	(0.10)	-	-
Provisions recorded not related to commercial zinc phase	-	-	(4,049)	(0.18)	-	-	(4,049)	(0.18)
Total C1 cash cost	$153,600	$0.88	$23,869	$1.06	$50,480	$1.13	$23,869	$1.06

Additional information and risk factors

Additional information relating to the Company, including risk factors, is discussed in the Company’s 2016 Annual Information Form and other filings available on the Company’s website at www.nevsun.com and on SEDAR at www.sedar.com.

Forward looking statements

This Management’s Discussion and Analysis contains forward-looking statements or forward-looking information concerning anticipated developments in the Company’s continuing and future operations and the adequacy of the Company’s financial resources and financial projections. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September, 2017 and the PFS anticipated to be released in March, 2018 on the Timok Project that supports the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, is preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information or assumptions made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated capital costs, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine, anticipated timing of grant of permits, construction timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, litigation matters requirements for additional capital and other events or conditions that may occur in the future regarding the Company or its projects.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the countries of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; (xi) the Company is unable to renew existing licenses, complete required land acquisitions or obtain all the required permits to advance its projects in a timely manner or at all; (xii) the Company is unable to obtain future financing on acceptable terms and in a timely manner and other risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016 and the Company’s Annual Information Form for the fiscal year ended December 31, 2017, when filed.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE American corporate governance

The Company’s common shares are listed on NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

The disclosure in this MD&A uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This MD&A uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.